Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

July 7, 2010

Via First Class Mail

Thomas Properties Group, Inc.

515 South Flower Street, Sixth Floor

Los Angeles, California 90071

Attention:  Board of Directors

Ladies and Gentlemen:

I am writing to you on behalf of those persons identified as the “Weisman Group” (the “ Weisman Group”) on that certain Schedule 13D filed on November 12, 2009, as amended by that subsequent Schedule 13D/A filed on December 9, 2009. The Weisman Group as of July 6, 2010 owned approximately3,048,565 shares of Thomas Properties Group, Inc. (the “ Company”).

As you are aware, the Company’s stock price 1 is trading substantially below its 52-week high ($5.15 per share) and has eroded to a fraction of its price two years ago ($10.10 per share at September 8, 2008).  We know that the overall economy has suffered its ups and downs in that period of time, but we also note that each of the S&P 500, the Dow Jones and the Nasdaq have recovered much if not most of the losses they suffered during such period, while the Company’s stock price is still struggling.  We believe that the Company’s stock price does not accurately reflect the real value of the Company and its assets and that the Company’s actual current value would be reflected in a stock price of at least $3.75 per share ( approximately 40% over  the most recent closing price).

Accordingly, we would like to have an early opportunity to meet with the Company’s board of directors and management in order to discuss and evaluate ways in which the Company’s stock price may more accurately reflect the underlying value of the Company and how fair value to the Company’s shareholders may be enhanced from current dismal levels.  These proposals would include, without limitation, a strategic review of the Company’s individual properties to determine whether or not individual properties should continue to be part of the Company’s portfolio and ways to maximize the Company’s property management efficiency.  We also intend to present our preferred review of the merits of taking the Company private, at a significant premium to the current stock price, preferably in a transaction or transactions that would allow us to partner with Jim Thomas and other current senior management of the Company, thereby

•

allowing the Company to better focus on its properties, developmental projects and other activities,

Board of Directors

Thomas Properties Group, Inc.

July 7, 2010

•

permitting it to have more latitude to make decisions that are in the Company’s long-term best interests and

•

enhancing its ability to operate more efficiently by eliminating the substantial costs associated with being a registered and  listed stock chronically trading at an anemic fraction of the Company’s underlying  value.

As you may know, we are well experienced in real estate investment and management, and have substantial expertise in finance.  We have a long term orientation in our investments and believe that we are able to provide substantial assistance to the Company in reviewing its operations with the objective of providing fair value to the Company’s public shareholders and other stakeholders.

In summary, it is our preferred approach to structure and present a going-private transaction with Jim Thomas and other senior members of the Company’s management at a fair price that allows the Company to unlock the superb long-term potential of the enterprise while at the same time providing fuller current value to the Company’s shareholders.  Should that preference prove not to be an available course of action, we nevertheless are prepared to move forward with the transaction on our own, possibly with one or more additional investment partners.

We are mindful of the steps that the Board will need to consider before launching and taking this process to the next stage in the discharge of its fiduciary obligations.   Please let us know within the next ten days when we may meet with the Company’s senior management and board of directors to discuss these matters with the intent making a concrete and comprehensive offer that gives effect to all of the foregoing.  We look forward to your prompt response.

Respectfully yours,

/s/Lyle Weisman

cc:

Weisman Family Foundation

770 HATZLACHA LLC

MGAT

Aaron Weisman

Moisce Belinow

Richard Horowitz

Joel Aaronson

Aaron A. Grunfeld

Footnotes

1    The Company’s stock closed at $2.65 per share on July 7, 2010.